Exhibit 99.1

OPTIBASE LTD.
8 Hamenofim Street Herzliya, Israel
+972-73-7073700

Dear Shareholder,

You are cordially invited to attend the Annual and Extraordinary General Meeting of Shareholders of Optibase Ltd. (the "Company") to be held at 4:00 p.m., Israel time, on Tuesday, August 17, 2021, at the Company’s offices at 8 Hamenofim Street, Herzliya, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote "FOR" Proposals No. 1 through 8, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

Thank you for your continued cooperation.

Very truly yours, Alex Hillman, Executive Chairman of the Board of Directors

Herzliya, Israel
July 8, 2021

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
8 Hamenofim Street Herzliya, Israel
+972-73-7073700

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the "Meeting") of Optibase Ltd. (the "Company") will be held at 4:00 p.m., Israel time, on Tuesday, August 17, 2021, at the Company’s offices at 8 Hamenofim Street, Herzliya, Israel, for the following purposes:

1.          To re-elect to the Company’s board of directors (the "Board of Directors") three (3) of the directors currently in office (a separate vote for each director will be taken);

2.          To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2021, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the "Audit Committee"), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.          To approve a new compensation policy for the Company's directors and officers, in the form attached hereto as Annex A (marked to show changes against the existing compensation policy);

4.          To approve the grant of the Company’s letter of indemnification to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary, Optibase Inc., who is affiliated with the controlling shareholder of the Company;

5.          To approve the grant of the Company’s letter of indemnification to Mr. Reuwen Schwarz, a member of the Company’s Board of Directors, who is affiliated with the controlling shareholder of the Company;

6.          To approve a bonus grant to Mr. Amir Philips, the Company's Chief Executive Officer;

7.          To approve a bonus grant to Ms. Yakir Ben-Naim, the Company's Chief Financial Officer; and

8.          To approve an extension of the Company's engagement with Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary, for a three-year term, commencing on January 1, 2022 and ending on December 31, 2024.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2020. These documents can be found on the Company’s website at: www.optibase-holdings.com.

Shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 15, 2021.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of July 14, 2021, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in "street name", meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Alex hillman, Executive Chairman of the Board of Directors

Herzliya, Israel
July 8, 2021

ii

OPTIBASE LTD.
8 Hamenofim Street Herzliya, Israel
+972-73-7073700

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.65 nominal value (the "Shares"), of Optibase Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual and Extraordinary General Meeting of Shareholders (the "Meeting") to be held at 4:00 p.m., Israel time, on Tuesday, August 17, 2021, at the Company’s offices at 8 Hamenofim Street, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the "Notice").

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.          To re-elect to the Board of Directors three (3) of the directors currently in office (a separate vote for each director will be taken);

2.          To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2021, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the "Audit Committee"), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year; and

3.          To approve a new compensation policy for the Company's directors and officers, in the form attached hereto as Annex A (marked to show changes against the existing compensation policy);

4.          To approve the grant of the Company’s letter of indemnification to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary, Optibase Inc., who is affiliated with the controlling shareholder of the Company;

5.          To approve the grant of the Company’s letter of indemnification to Mr. Reuwen Schwarz, a member of the Company’s Board of Directors, who is affiliated with the controlling shareholder of the Company;

6.          To approve a bonus grant to Mr. Amir Philips, the Company's Chief Executive Officer;

7.          To approve a bonus grant to Ms. Yakir Ben-Naim, the Company's Chief Financial Officer; and

8.          To approve an extension of the Company's engagement with Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary, for a three-year term, commencing on January 1, 2022 and ending on December 31, 2024.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2020. These documents can be found on the Company’s website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 15, 2021. If we determine that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in the manner set forth in the section entitled "Proposals of Shareholders" below.

The approval of each of Proposals No. 1 and 2 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

The approval of each of Proposals No. 3, 6 and 7 requires the affirmative vote of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who are neither (a) the controlling shareholders of the Company, nor (b) have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of each of Proposals No. 4, 5 and 8 requires the affirmative vote of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the "Companies Law"), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company with respect to the approval of each of Proposals No. 3, 6 and 7, and whether or not that shareholder has a personal interest (as defined herein), with respect to the approval of Proposal No. 3 through 8. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company with respect to the approval of each of Proposals No. 3, 6 and 7, and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of Proposal No. 3 through 8. Shareholders who do not so indicate will not be eligible to vote their Shares as to such proposals.

The Companies Law defines a "personal interest" as a personal interest of a person in an act or transaction of a company, including:

(i)          a personal interest of that person's relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person's spouse or the spouse of any of the above); or

(ii)         a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity's issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company's shares will not be deemed a personal interest.

The term "controlling shareholder" shall carry the meaning ascribed to it in the Companies Law.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING PROCEDURES; EXPRESSING POSITIONS

Registered Shareholders

Shareholders registered in the Company's shareholders register ("Registered Shareholders") may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company's offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Shareholders in "Street Name" whose Shares are held through CEDE & Co.

Shareholders who hold their Shares in "street name" meaning in the name of a bank, broker or other record holder, through CEDE & Co., must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Shareholders in "Street Name" whose Shares are held through Members of the Tel Aviv Stock Exchange ("TASE")

Shareholders who hold their Shares in "street name" meaning in the name of a bank, broker or other record holder, through members of the TASE, may vote their Shares either (i) in person or by proxy delivered to the Company together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended; or (ii) electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than August 17, 2021 at 10:00 a.m. Israel time. You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your Shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted "FOR" all of the proposals set forth above, except with respect to Proposals No. 3 through 8. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company no later than August 17, 2021 at 12:00 p.m. Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, the chairman of the Meeting may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the "Position Statement"). Position Statements should be submitted to the Company at its registered offices, at 8 Hamenofim Street, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Executive Officer of the Company, no later than August 7, 2021. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about July 15, 2021 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 5,216,256 Shares outstanding as of July 7, 2021 excludes 17,895 ordinary shares held by us or for our benefit with no voting or equity rights as of July 7, 2021 or within 60 days thereafter. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth, as of July 7, 2021, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	4,097,201	78.82%
Shareholding of all directors and officers as a group (8 persons)(3)	197,865	3.81%

(1)
Number of shares and percentage ownership is based on 5,216,256 ordinary shares outstanding as of July 7, 2021. Excludes 17,895 ordinary shares held by us or for our benefit. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of July 7, 2021 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2)
The information is accurate as of May 29, 2019 and is based on Amendment No. 7 to Schedule 13D filed with the SEC on June 19, 2019, by The Capri Family Foundation. According to such Amendment No. 7 to Schedule 13D, Capri directly owns 4,097,201 of our ordinary shares. The core activity of Capri is the holding of investments. In addition, the beneficiaries of Capri are the children of Mr. Tom Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc.

(3)
Includes 159,225 ordinary shares held directly by the directors and officers and 38,640 ordinary shares which are held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have vested on July 7, 2021 or within 60 days thereafter. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares.

DIRECTORS AND OFFICERS COMPENSATION

For information concerning the annual compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2020 see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the Securities and Exchange Commission on April 27, 2021 (the "2020 Annual Report").

Proposal No. 1

RE-ELECTION TO THE COMPANY’S BOARD OF DIRECTORS THREE (3) OF THE
DIRECTORS CURRENTLY IN OFFICE

At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, will constitute the Company’s Board of Directors. Each of the re-elected directors will hold office until the next annual general meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the annual general meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

Each of the nominees has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company's offices. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual general meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of July 7, 2021:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Alex Hillman	2002	Executive Chairman of the Board of Directors of the Company and Partner in an Israeli accounting firm	0.4% (2)
Danny Lustiger (*)	2009	Chief Executive Officer MedCu Technology Ltd.	0.1% (3)
Reuwen Schwarz	2014	Independent Contractor Providing Services to the Company and Real Estate Manager for a Private Company	-

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Tali Yaron-Eldar (*)	2020	An Israeli attorney specializing in taxation and is the co-founder of Yaron-Eldar, Paller, Schwartz & Co., Law Offices. Serves as a director in various Israeli public companies and served as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel	-
Haim Ben-Simon (*)	2019	Served in various senior positions in private companies and currently serves as a director and strategic advisor in Sodexo B&R Israel Ltd.	-

(1)
See note 1 to the "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" above. Based on information provided to the Company by the directors, the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2)	Including 1,850 ordinary shares and 16,800 restricted shares that are currently exercisable or exercisable within 60 days as of July 7, 2021.
(3)	Including 4,000 restricted shares that are currently exercisable or exercisable within 60 days as of July 7, 2021.

(*)	Member of the Company’s Audit Committee and the Company's compensation committee (the "Compensation Committee").

Alex Hillman serves as Executive Chairman of our board of directors since September 2009. He has joined our board of directors in February 2002. Mr. Hilman is a certified accountant in Israel (C.P.A ISR.), and a partner in Hilman & Co., accountancy firm which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves as a board member in other companies in Israel and abroad. Mr. Hilman was the president of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC (International Federation of Accountants), and was a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide. Mr. Hilman has also held professional and management positions at the ITA (the Israeli Tax Authorities) and lectured Taxation in Tel Aviv University. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

Danny Lustiger joined our board of directors in October 2009. Mr. Lustiger is the Chief Executive Officer of MedCu Technology Ltd. and has over 25 years of experience in various aspects of Hi-Tech industry at senior positions together with Real estate and infrastructure industries, experience at senior positions in public companies. From 2019 and to date, Mr. Lustiger serves as a director at the Israeli Natural Gas Company Ltd., starting 2020 and to date, Mr. Lustiger serves as the Chairman of Mei Avivim Ltd.,from 2007 until 2009, Mr. Lustiger served as the Chief Financial officer of Shikun & Binui Holdings Ltd. From 2009 and until 2017 Mr. Lustiger served as teh president and the former Chief Executive Officer of Cupron Scientific. From 1996 and until 2005, Mr. Lustiger served at different managerial positions at Optibase including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

Reuwen Schwarz joined our board of directors in July 2014. Mr. Schwarz serves as an independent contractor providing services to the Company since November 2013. Since 2012, Mr. Schwarz serves as a real estate manager for a private company. From 2008 through 2012 Mr. Schwarz has served as a manager for Centris Capital AG. From 2006 through 2008 Mr. Schwarz has served as a banker for Meinl Bank AG, Vienna. Mr. Schwarz holds a Magister (MA) degree from the University of Economic and Business Administration Vienna, Austria.

Pursuant to the Companies Law, an Independent Director, within the meaning of such term under the Companies Law, can serve for a period of up to 9 years. Nevertheless, regulations promulgated under the Companies Law provide that a company whose shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange Ltd. may re-elect an Independent Director for additional terms of service if the company’s audit committee and board of directors find that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an independent director is to the benefit of the Company.

Mr. Danny Lustiger serves as an Independent Director of the Company for more than 9 years. Our Board of Directors, following the approval of our Audit Committee, approved and recommend our Shareholders to approve, the continued service of Mr. Danny Lustiger as a director of the Company for an additional term. In their approval, our Audit Committee and Board of Directors noted the following considerations: (i) Mr. Lustiger's education, professional experience and deep knowledge and understanding of the Company's business and the market in general; (ii) the recent replacement of the Company's two external directors, who together with Mr. Lustiger constitute the Audit Committee and Compensation Committee and therefore believes its beneficial to have an independent board member who has prior knowledge of the Company’s business as noted above; and (iii) the recent statement made by the Capri Family Foundation, the Company's controlling shareholder, on Schedule 13D filed on June 30, 2021, in which it was announced that preliminary steps have been taken to commence a tender offer for all of the shares of the Company. In light of the above, our Audit Committee and Board of Directors concluded that the re-election of Mr. Lustiger as a director of the Company for an additional term is to the Company's benefit.

Compensation

Mr. Hillman’s compensation terms as a director of the Company were approved by the Company’s shareholders on October 19, 2009. For further information on the compensation terms of Mr. Hillman, see "Directors and Officers Compensation" above and Item 6B in our 2019 Annual Report.

Mr. Lustiger’s compensation terms are identical to the compensation terms paid to the members of the Board of Directors, as approved by the Company’s shareholders on December 19, 2013. In addition, the Company granted Mr. Lustiger options and restricted shares of the Company under the 1999 Plan and the 2006 Plan. For further information on the compensation terms and the grants by the Company of options and restricted shares to Mr. Lustiger, see "Directors and Officers Compensation" above and Item 6B in our 2019 Annual Report.

Mr. Schwarz is not entitled to any compensation from the Company in his capacity as a director of the Company. For information on the terms of the service agreement between the Company and Mr. Schwarz for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates, see Item 7.B "Related Party Transactions", in our 2020 Annual Report.

The three proposed nominees for director’s service in the Company will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of indemnification provided to them by the Company, subject to Proposal No. 5.

Alternate Directors

Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company’s directors. Pursuant to the Company’s articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

The term of the Company’s current external directors, Ms. Tali Yaron-Eldar and Mr. Haim Ben-Simon, will end on January 31, 2023, and December 31, 2022, respectively. It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Messrs. Hillman, Lustiger and Schwarz as directors of the Company, as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2021 AND TO AUTHORIZE THE BOARD OF DIRECTORS,
UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE
AUDITORS’ REMUNERATION TO BE FIXED IN ACCORDANCE WITH THE VOLUME AND
NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2021 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

Such auditors have served as the Company’s auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ending on December 31, 2021, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF A NEW COMPENSATION POLICY

Under the Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by a special majority (as described above).

Our current Compensation Policy, approved by our shareholders on February 14, 2019, and as amended on February 14, 2020, and December 30, 2020, was drafted and approved in accordance with the requirements of the Companies Law.

Our Board of Directors, following the recommendation of the Compensation Committee, approved, subject to shareholder approval, a new compensation policy. The principal changes in the newly proposed compensation policy compared to the existing compensation policy are detailed below:

(i)          clarification that the compensation under the policy can also be paid by means of management fees (instead of salaries) provided that the aggregate amount of management fee will not exceed the ceilings provided for the base salary, including relevant benefits and their cost to the Company for the relevant Executive Officer and Executive Chairman.

(ii)          deletion of the thresholds conditions for the grant of annual bonuses;

(iii)          increasing the number of measurable criteria pursuant to which the Company's CEO may be measured against;

(iv)          clarification regarding the maximum bonus grants of the Executive Officers and Executive Chairman;

(vi)          allowing directors to provide to the Company additional service, which is not related to their service as directors, at a total consideration which shall not exceed Euro 50,000 per annum.

A copy of the proposed compensation policy marked to show changes to the existing Compensation Policy is attached hereto as Annex A.

The considerations which guided the Compensation Committee and Board of Directors in approving the proposed compensation policy were: promoting the Company's interests, its work plan and policy from a long-term perspective considering, inter alia, the Company's risk management policy, size and nature of its operations and - with regard to terms of office and employment which include variable components - the officer's contribution to achieving the Company's objectives and to maximizing its earnings, all from the long-term perspective and in accordance with the officer's role.

The principles of the proposed compensation policy were established after internal discussions by the Compensation Committee and by the Board of Directors. In designing the principles of the proposed compensation policy, the Compensation Committee and the Board of Directors took into consideration, inter alia: (a) the education, qualifications, expertise, professional experience and achievements of each officer; (b) the role of the officer, areas of responsibility and previous compensation agreements entered into with him; (c) the ratio between the terms of compensation of the officers as may be provided under the compensation policy and the terms of compensation of other employees of the Company, considering also the average and median annual cost of the fixed component payable to all Company full time team members; and (d) regarding terms of compensation that include variable components - the possibility of reducing the variable components at the discretion of the Board of Directors and the possibility to limit the exercise value of any equity based variable component. In addition, the Compensation Committee and the Board of Directors concluded that the Compensation Policy is fair and reasonable and to the benefit of the Company, based, among other things, a benchmark study of compensation of comparable companies prepared by an external independent third party.

The proposed compensation policy shall be reviewed from time to time by the Compensation Committee and Board of Directors in order to ensure its adequacy and its fitness to the Company's financial position and results of operation.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the proposed compensation policy for the Company's directors and officers, in the form attached hereto as Annex A, having been approved by the Compensation Committee and Board of Directors be, and hereby is, approved and adopted."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF THE GRANT OF COMPANY’S LETTER OF INDEMNIFICATION TO
MR. SHLOMO (TOM) WYLER, THE CHIEF EXECUTIVE OFFICER OF THE COMPANY’S
SUBSIDIARY, OPTIBASE INC. WHO IS AFFILIATED WITH THE CONTROLLING
SHAREHOLDER OF THE COMPANY

On November 2, 2005, the Company has undertaken towards Mr. Tom Wyler, the Chief Executive Officer of Optibase Inc., who served than as a member of the Board of Directors and was considered the controlling shareholder of the Company, to grant him a prospective indemnification, and with letter of indemnification accordingly. Such undertaking was originally approved by the Company's shareholders on November 2, 2005. Since then, such undertaking, including the letter of indemnification, was amended and approved several times by our shareholders, while the last shareholder approval was on December 21, 2017.

Under the Companies Law any extraordinary transaction (including compensation) with a controlling shareholder of a public company or with another person in which the controlling shareholder of a public company has a personal interest requires shareholder approval every three years, subject to certain exceptions. As the last shareholder approval for such letter of indemnification was in December 2017, it is proposed, for caution purposes only, to approve the grant of the same letter of indemnification for three years as of the date of the shareholder meeting. The letter of indemnification is attached as Exhibit 6.1 to the 2020 Annual Report.

Summary of the Audit Committee, Compensation Committee and the Board of Directors’ Reasons for the Approval of this Proposal

The letter of indemnification that will be granted to Mr. Shlomo (Tom) Wyler is identical to the letters of indemnification granted to all other directors and officers of the Company. The grant of such letter of indemnification is in compliance with the Company's existing compensation policy and the newly proposed compensation policy (see Proposal No. 3) and the grant of letter of indemnification is customary. The Audit Committee further approved that no competitive process is required in light of th nature of the transaction and the fact that the letter of indemnification granted to Mr. Wyler is identical to all other letters granted to the Company's directors and officers constitute "another process" within the meaning of such term in the Companies Law. The Audit Committee, Compensation Committee and the Board of Directors concluded the grant of the Company’s letter of indemnification to Mr. Shlomo (Tom) Wyler is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of Company’s letter of indemnification to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary Optibase Inc. who is affiliated with the controlling shareholder of the Company, having been approved by the Audit Committee, Compensation Committee and Board of Directors, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL OF THE GRANT OF COMPANY’S LETTER OF INDEMNIFICATION TO
MR. REUWEN SCHWARZ, A MEMBER OF THE COMPANY’S BOARD OF DIRECTORS, WHO IS
AFFILIATED WITH THE CONTROLLING SHAREHOLDER OF THE COMPANY

On October 22, 2014, the Company has undertaken towards Mr. Reuwen Schwarz, a member of the Company’s Board of Directors, who is affiliated with the controlling shareholder of the Company, to grant him a prospective indemnification, and with letter of indemnification accordingly. such undertaking, including the letter of indemnification, was last amended and approved by our shareholders on December 21, 2017.

Under the Companies Law any extraordinary transaction (including compensation) with a controlling shareholder of a public company or with another person in which the controlling shareholder of a public company has a personal interest requires shareholder approval every three years, subject to certain exceptions. As the last shareholder approval for such letter of indemnification was in December 2017, it is proposed, for caution purposes only, to approve the grant of the same letter of indemnification for three years as of the date of the shareholder meeting. The letter of indemnification is attached as Exhibit 6.1 to the 2020 Annual Report.

The approval of this Proposal No. 5 is subject to the receipt of the requisite shareholders’ approval for the re-election of Mr. Schwarz to the Board of Directors.

Summary of the Audit Committee, Compensation Committee and the Board of Directors’ Reasons for the Approval of this Proposal

The letter of indemnification that will be granted to Mr. Reuwen Schwarz is identical to the letters of indemnification granted to all other directors and officers of the Company. The grant of such letter of indemnification is in compliance with the Company's existing compensation policy and the newly proposed compensation policy (see Proposal No. 3) and the grant of letter of indemnification is customary. The Audit Committee further approved that no competitive process is required in light of th nature of the transaction and the fact that the letter of indemnification granted to Mr. Schwarz is identical to all other letters granted to the Company's directors and officers constitute "another process" within the meaning of such term in the Companies Law. The Audit Committee, Compensation Committee and the Board of Directors concluded the grant of the Company’s letter of indemnification to Mr. Reuwen Schwarz is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of Company’s letter of indemnification to Mr. Reuwen Schwarz, a member of the Board of Directors who is affiliated with the controlling shareholder of the Company, having been approved by the Audit Committee, Compensation Committee and Board of Directors, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL OF A BONUS GRANT TO THE COMPANY'S CHIEF EXECUTIVE OFFICER,
MR. PHILIPS

The Board of Directors, following the approval of the Compensation Committee approved on May 31, 2021 the grant of an annual bonus to Mr. Amir Philips, the Company’s Chief Executive Officer, in an amount equal to seven and a half (7.5) monthly base salaries for his performance and achievements in 2020.

Under the Companies Law a bonus for a chief executive officer is required to be made based on measurable criteria and only a non-material portion of which may be made upon discretion. A non-material portion is customarily interpreted as the higher of (i) three monthly base salaries; or (ii) 25% of the total variable compensation. In light of the fact that no measurable criteria were determined for the payment of bonuses to the Company's Chief Executive Officer for 2020, the Compensation Committee and Board of Directors approved the grant of an annual bonus to the CEO for the year 2020 equal to seven and a half (7.5) monthly base salaries, out of which an amount equal to 3 monthly base salaries was paid to Mr. Philips on a discretionary basis and the remaining four and half (4.5) monthly base salaries is brought for shareholder approval.

For details regarding the compensation terms of Mr. Philips as the Company’s Chief Executive Officer, see Item 6.B. of our 2020 Annual Report.

Summary of the Compensation Committee and Board of Directors’ Reasons for the Approval of the grant of a bonus to the Company's Chief Executive Officer

The Compensation Committee and Board of directors stated in their approval of the bonus grant to Mr. Philips that the grant of bonus is intended to compensate Mr. Philips for his continued services as the Company's Chief Executive Officer, his achievements, and his continued contribution to the Company's success, in particular the sale of the Company's portfolio of assets in Germany. The Compensation Committee and Board of Directors further noted that had measurable criteria were determined for Mr. Philips for 2020, the proposed bonus grant would have been in compliance with the existing compensation policy of the Company and the also the newly proposed compensation policy.

In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed compensation is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the bonus grant to Mr. Amir Philips, the Company’s Chief Executive Officer, of four and a half (4.5) monthly base salaries for his achievements in 2020, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

APPROVAL OF A BONUS GRANT TO THE COMPANY'S CHIEF FINANCIAL OFFICER,
MS. YAKIR BEN-NAIM

The Board of Directors, following the approval of the Compensation Committee approved on May 31, 2021 the grant of an annual bonus to Ms. Yakir Ben-Naim, the Company’s Chief Financial Officer, in an amount equal to four (4) monthly base salaries for her performance and achievements in 2020.

Under the Companies Law a bonus for a Chief Financial Officer is required to be made based on measurable criteria and only a non-material portion of which may be made upon discretion. A non-material portion is customarily interpreted as the higher of (i) three monthly base salaries; or (ii) 25% of the total variable compensation. In light of the fact that no measurable criteria were determined for the payment of bonuses to the Company's Chief Executive Officer for 2020, the Compensation Committee and Board of Directors approved the grant of an annual bonus to the CFO for the year 2020 equal to four (4) monthly base salaries, out of which an amount equal to 3 monthly base salaries was paid to Ms. Ben-Naim on a discretionary basis and the remaining one (1) monthly base salaries is brought for shareholder approval

For details regarding the compensation terms of Ms. Ben-Naim as the Company’s Chief Financial Officer, see Item 6.B. of our 2020 Annual Report.

Summary of the Compensation Committee and Board of Directors’ Reasons for the Approval of the grant of a bonus to the Company's Chief Financial Officer

The Compensation Committee and Board of directors stated in their approval of the bonus grant to Ms. Ben-Naim that the grant of bonus is intended to compensate Ms. Ben-Naim for her continued services as the Company's Chief Financial Officer, her achievements, and her continued contribution to the Company's success. The Compensation Committee and Board of Directors further noted that had measurable criteria were determined for Ms. Ben-Naim for 2020, the proposed bonus grant would have been in compliance with the existing compensation policy of the Company and the also the newly proposed compensation policy.

In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed compensation is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the bonus grant to Ms. Yakir Ben-Naim, the Company’s Chief Financial Officer, of one (1) monthly base salaries for her achievements in 2020, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 8

APPROVAL OF AN EXTENSION OF THE COMPANY'S ENGAGEMENT WITH
MR. SHLOMO (TOM) WYLER, WHO IS AFFILIATED WITH THE COMPANY'S CONTROLLING
SHAREHOLDER, AS THE CHIEF EXECUTIVE OFFICER OF OPTIBASE INC., THE
COMPANY'S SUBSIDIARY, FOR A THREE-YEAR TERM COMMENCING ON ON
JANUARY 1, 2022 AND ENDING ON DECEMBER 31, 2024

Following the approval by the Compensation Committee, the Audit Committee and the Board of Directors, it is proposed to approve an extension of the Company's engagement with Mr. Shlomo (Tom) Wyler, as Chief Executive Officer of Optibase Inc., the Company's subsidiary, for a three-year term commencing on January 1, 2022, and ending on December 31, 2025. Mr. Wyler is also affiliated with the Company's controlling shareholder.1

Mr. Wyler's compensation will remain the same and shall consist of an annual gross base salary of $220,000 for a full-time position as well as reimbursement of health insurance expenses of up to $24,000 per year, and reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $50,000 per year.

Summary of the Compensation Committee, the Audit Committee and the Board of Directors' Reasons for the Approval of This Proposal

The Compensation Committee, the Audit Committee and the Board of Directors stated in their approval of this proposal that Mr. Wyler has served as CEO of Optibase Inc., since January 2014 and fulfilled his role to the full satisfaction of the members of the Committees and Board of Directors. Mr. Wyler has extensive knowledge of and vast experience in the U.S. real estate market which greatly contributed to the Company's business.

The members of the Audit Committee further acknowledged Mr. Wyler's rich experience, familiarity with the Company's business and long term and deep acquaintance with the Company's operations during his service in various senior roles at the Company and therefore, determined that no competitive process should be undertaken for the continued engagement of Mr. Wyler as Chief Executive Officer of Optibase Inc., and elected instead to receive an external analysis of the compensation paid in similar roles as detailed below.

The compensation terms of Mr. Wyler are fair and reasonable, taking into consideration, among other things, Mr. Wyler's skills, qualifications and experience as well as comparative compensation paid for similar positions in companies of similar size and type of the Company (based on an external analysis conducted by an independent consultant).

Mr. Wyler's compensation is in accordance with the Company's current compensation policy as well as the newly proposed compensation policy (see Proposal No. 3).

In light of all of the above, the Audit Committee, the Compensation Committee and Board of Directors concluded that the proposed compensation of Mr. Wyler is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the extension of the Company's engagement with Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary, for a three-year term commencing on on January 1, 2022 and ending on December 31, 2024, having been approved by the Audit Committee, the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

[1]	See note 3 to "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" above.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than August 17, 2021 at 12:00 p.m. Israel time.

By Order of the Board of Directors, Alex hillman, Executive Chairman of the Board of Directors

July 8, 2021

Annex A

COMPENSATION POLICY

OPTIBASE LTD.

Compensation Policy for Executive Officers and Directors

~~(As Adopted by the Shareholders on February 14, 2019 and as amended on February 18, 2020 and on~~
~~December 30, 2020)~~

Table of Contents

Page

A.	Overview and Objectives	A- 3

B.	Base Salary and Benefits	A- 4

C.	Cash Bonuses	A- 5

D.	Equity-Based Compensation	A- 7~~6~~

E.	Retirement and Termination of Service Arrangements	A- 8~~7~~

F.	Exemption, Indemnification and Insurance	A- 9~~8~~

G.	Arrangements upon Change of Control	A-10~~9~~

H.	Board of Directors Compensation	A-10

I.	Miscellaneous	A-10

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this "Compensation Policy" or "Policy") of Optibase Ltd. ("Optibase" or the "Company"), in accordance with the requirements of the Companies Law of 1999 (the "Companies Law").

Compensation is a key component of Optibase's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Optibase's value and otherwise assist Optibase to reach its business and financial long term goals. Accordingly, the structure of this Policy was established to tie the compensation of each officer to Optibase's goals and performance.

For purposes of this Policy, "Executive Officers" shall mean "Office Holders" as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Optibase's directors; and "Directors" shall mean the Optibase's directors, as shall be from time to time, including the Executive Chairperson, unless otherwise expressly indicated herein.

This Compensation Policy shall serve as Optibase’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of Optibase (the "Compensation Committee" and "Board" respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Optibase's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Optibase's success and enhance shareholder value, while supporting a performance culture that is based on merit, and rewards excellent performance in the long term, while recognizing Optibase's core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Optibase's shareholders in order to enhance shareholder value;

2.2.
To provide the Executive Officers with a structured compensation package, putting the emphasis on a proper balance between the fixed components, i.e., the base salaries and benefits, and on the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and those of Optibase;

2.3.	To strengthen the retention and the motivation of Executive Officers in the long term.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

•	Base salary;

•	Benefits;

•	Cash bonuses;

•	Equity based compensation; and

•	Retirement and termination of service arrangements.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of "Fixed Compensation" (comprised of base salary and benefits) and "Variable Compensation" (comprised of cash bonuses and equity ~~-~~ based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Optibase's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer (as well as the Executive Chairman of the Board ("Executive Chairman")) shall not exceed 60% of the total compensation package of such Executive Officer (and the Executive Chairman) on an annual basis. The Compensation Committee and Board believe that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

5.	Intra-Company Compensation Ratio

In the process of drafting this Policy, Optibase’s Board and Compensation Committee have examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers (as well as the Executive Chairman) and the average and median employer cost associated with the engagement of the other employees of Optibase (the "Ratio"). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in Optibase.

B. Base Salary and Benefits

6.	Base Salary

6.1.
The base salary varies between Executive Officers (among themselves) and the Executive Chairman of the Board, and is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Executive Officer and Executive Chairman of the Board.

6.2.	The maximum monthly base salary for each of the following roles shall be as follows:

(i)	Chief Executive Officer ("CEO") – up to NIS 100,000 for a full time position

(ii)	CEO of the Company's subsidiary ("Subsidiary CEO") – up to NIS 90,000 for a full time position;

(iii)	Executive Officer who is not a director, CEO or Subsidiary CEO – up to NIS 50,000 for a full time position

Such amounts may be linked to increases in the Israeli Consumer Price Index ("Israeli CPI") or to the representative rate of exchange of the US dollar, as the case may be.

6.3.	The Executive Chairman may be paid management fee in amount that shall not exceed NIS 50,000 per month.

7.	Benefits

7.1.	In addition to the base salary, the following benefits may be granted to the Executive Officers, including their gross up in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to Optibase’s practice and common market practice;

•
Contribution by Optibase on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to Optibase’s policies and procedures and common market practice; and

•
Contribution by Optibase on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to Optibase’s policies and procedures and common market practice.

7.2.
Optibase may offer additional benefits to its Executive Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

7.3.
Optibase may reimburse its Executive Officers and its Executive Chairman for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. Optibase may provide advance payments to its Executive Officers in connection with work-related expenses.

7.4.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

~~7.4.~~7.5.
Optibase may pay management fee instead of base salary and benefits as detailed above, provided the aggregate amount of management fee shall not exceed the ceilings provided for the base salary, including relevant benefits and their cost to the company for the relevant Executive Officer and Executive Chairman.

8.	Signing Bonus

At the Compensation Committee’s and Board’s discretion, Optibase may grant a newly recruited Executive Officer a signing bonus. The signing bonus shall not exceed two (2) monthly base salaries of such Executive Officer.

C. Cash Bonuses

9.	Annual Bonuses

~~9.1.~~ 	~~The payment of annual bonuses to the Executive Chairman and any Executive Officer for any particular fiscal year shall be subject to the fulfillment (in addition to the fulfillment of the applicable objectives set forth below as the case may be) of any one of the two following criteria: (a) that Optibase's EBITDA was at least USD $10 million (on a consolidated basis) during such fiscal year; or (b) that Optibase's net profit for such fiscal year was at least USD $500,000, net of equity gains or losses, and net of non-recurring expenses related to the purchase or disposal of real estate investments.~~

~~9.2.~~9.1.
The Compensation Committee and Board may decide, at their sole discretion, to grant annual bonuses to the Executive Chairman and the Executive Officers~~, subject to the fulfillment of the pre-conditions for payment of bonuses as detailed in section 9.1 above~~.

~~9.3.~~9.2.
The annual bonus to the Executive Chairman and the CEO will be based on measurable criteria. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria may include, inter alia, objectives relating to the annual income, annual NOI (Net Operating Income), annual FFO (Funds From Operations), annual cash flow, annual profit (net profit, pre ~~-~~ tax profit), annual budget, annual EBITDA, acquisition and/or disposal of assets, capital gain from disposal of assets, ROI (Return On Equity), financing, re-financing and fundraising (debt and/or equity).

9.3.
The annual bonus that may be paid to the CEO for any fiscal year based on measurable criteria shall not exceed six (6) monthly base salaries and the annual bonus that may be paid to the Executive Chairman for any fiscal year based on measurable criteria shall not exceed two (2) monthly payments of management fee.

9.4.
In addition, the Company may grant the CEO a bonus of up to three (3) monthly base salaries, at the sole discretion of the Compensation Committee and Board, based on the CEO's contribution to the Company.

9.5.
The Company may also grant, subject to the approval of the Compensation Committee and the Board, an annual bonus to its Executive Officers (other than the CEO) for their contribution to the Company. Such grants may be based in whole or in part on discretion, provided that they do not exceed three (3) monthly base salaries ~~the ceiling specified in section 9.6 below~~.

~~9.6.~~ 	~~The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed six (6) monthly base salaries to the CEO, and three (3) monthly base salaries to any other Executive Officer (excluding the CEO). The annual bonus that may be paid to the Executive Chairman for any fiscal year shall not exceed two (2) monthly payments of management fee.~~

~~9.7.~~9.6.
The Board, following the recommendation of the Compensation Committee, shall be entitled to decrease the annual bonus to be paid to the Executive Chairman and/or Executive Officers based on measurable criteria (if such criteria were determined) or cancel such grant of bonuses altogether in its sole discretion, even in the event measurable criteria were determined and met.

10.	Special Bonuses

In addition to the annual bonus, Optibase may grant its Executive Chairman and Executive Officers (other than the CEO) a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or, regarding the Executive Officers, special recognition in case of retirement) at the discretion of the Compensation Committee and Board which shall not exceed three (3) monthly base salaries for any Executive Officer (other than the CEO) and two (2) monthly payments of management fee for the Executive Chairman.

11.	Pro Rata Payment

Should the employment or service of the Executive Chairman or any Executive Officer terminate prior to the end of a fiscal year, Optibase may pay the Executive Chairman or the Executive Officer his or her pro rata share of that fiscal year’s bonus, based on the period the Executive Chairman or such Executive Officer was employed by the Company or has served in the Company.

12.	Compensation Recovery ("Clawback")

12.1.
In the event of an accounting restatement, Optibase shall be entitled to recover from its Executive Chairman or Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Optibase prior to the third anniversary of fiscal year end of the restated financial statements.

12.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

•	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

•	The amount to be paid under the clawback proceedings is less than 10% of the relevant bonus received by the Executive Chairman or Executive Officer.

12.3.
Nothing in this Section 12 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on the Executive Chairman and Executive Officers by virtue of applicable securities laws.

D. Equity-Based Compensation

13.	General and Objectives

13.1.
The Compensation Committee and Board may grant from time to time equity-based compensation which will be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer. Equity-based compensation may also be awarded to the Directors, subject to the provisions of the Companies Law and the regulations thereunder and the receipt of all additional approvals that may be required under the Companies Law.

13.2.
The main objectives of the equity-based compensation is to enhance the alignment between the Executive Officers' and Directors' interests with the long term interests of Optibase and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.3.
The equity-based compensation offered by Optibase is intended to be in a form of share options, restricted shares and/or other equity ~~-~~based awards, such as RSUs, in accordance with the Company's incentive plan in place as may be updated from time to time.

14.	Fair Market Value

The fair market value of the equity-based compensation for each Executive Officer and each Director shall not exceed USD $200,000, as shall be determined according to acceptable valuation practices at the time of grant.

15.	Additional Terms

15.1.
Subject to any applicable law, Optibase may determine, at the Compensation Committee and the Board’s discretion, the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers and Directors.

15.2.
All equity-based incentives granted to Executive Officers and Directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Unless otherwise determined in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of at least two years.

15.3.
All other terms of the equity awards shall be in accordance with Optibase's incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer's or Director's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

E. Retirement and Termination of Service Arrangements

16.	Advanced Notice Period

16.1.
Optibase may provide each Executive Officer, according to his or her seniority in the Company, his or her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of up to three (3) months, except for the CEO whose prior notice may be of up to six (6) months. During such advance notice period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his or her options, restricted shares or RSUs.

16.2.	Optibase may waive the Executive Officer’s services to the Company during the advance notice period and pay the amount payable in lieu of notice, plus the value of benefits.

17.	Adjustment Period/Retirement Bonus

In addition to the advance notice period, the Compensation Committee and Board may provide an additional adjustment period/retirement bonus that will be determined, among other things, taking into consideration the Executive Officer's seniority in the Company, performance during employment, contribution to Optibase achieving its goals and the circumstances of retirement or termination. The maximum adjustment period/retirement bonus that may be paid to each Executive Officer is as follows:

17.1.
CEO – for seniority of up to 5 years – the CEO will not be entitled to any Adjustment Period; seniority between 5 to 10 years – up to 4 monthly base salaries; and seniority of 10 years or more – up to 8 monthly base salaries.

17.2.
Executive Officer (except the CEO) – for seniority of up to 5 years – such Executive Officer will not be entitled to any Adjustment Period; seniority between 5 to 10 years – up to 2 monthly base salary; and seniority of 10 years or more – up to 4 monthly base salaries.

The amounts for the adjustment period and the retirement bonus to be granted to an Executive Officer shall be calculated on the Executive Officer’s gross base salary without benefits, bonuses or grants which were granted to him or her during the Executive Officer's employment.

18.	Additional Retirement and Termination Benefits

Optibase may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

19.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Optibase may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Optibase for a defined period of time. The terms and conditions of the Non-Compete grant shall be decided by the Board and shall not exceed such Executive Officer's monthly base salary multiplied by six (6).

F. Exemption, Indemnification and Insurance

20.	Exemption

Optibase may exempt in advance and retroactively its directors and Executive Officers, from any liability to the Company, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Company, to the fullest extent permitted by law and subject to the provisions of the Company’s articles.

21.	Indemnification

Optibase may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the Indemnity Agreement between such individuals and Optibase, all subject to applicable law and the Company’s articles of association.

22.	Insurance

22.1.	Optibase will provide "Directors’ and Officers’ Liability Insurance" (the "Insurance Policy") for its directors and Executive Officers as follows:

•
The limit of liability of the insurer shall not exceed the greater of $25 million or 25% of the Company’s shareholders equity (based on the most recent financial statements of the Company at the time of approval by the Compensation Committee) per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses;

•
The purchase of each Insurance Policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

22.2.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Optibase shall be entitled to enter into a "run off" Insurance Policy of up to seven (7) years, with the same insurer or any other insurer, as follows:

•
The limit of liability of the insurer shall not exceed the greater of $25 million or 25% of the Company’s shareholders equity (based on the most recent financial statements of the Company at the time of approval by the Compensation Committee) per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses;

•
The purchase of such Insurance Policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and that it shall not materially affect the Company's profitability, assets or liabilities.

22.3.	Optibase may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

•
The purchase of such Insurance Policy shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company's profitability, assets or liabilities.

G. Arrangements upon Change of Control

23.
The following benefits may be granted to the Directors and/or Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a "Change of Control" following of which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

23.1.	Vesting acceleration of outstanding options or restricted shares.

23.2.
Extension of the exercising period of options or restricted shares for Optibase’s Executive Officers for a period of up to one (1) year and two (2) years, respectively, following the date of termination of employment.

23.3.
For Executive Officers only - up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the "Additional Adjustment Period"). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Compensation Policy.

23.4.
For Executive Officers only - a cash bonus not to exceed together with the annual cash bonus, up to eighteen (18) monthly base salaries, in the case of the CEO, and nine (9) monthly base salaries, in the case of other Executive Officers (excluding the CEO).

H. Board of Directors Compensation

24.	All the Directors, excluding the Executive Chairman, shall be entitled to an equal annual and per-meeting compensation.

25.
The compensation of the Directors (including external directors and independent directors, but excluding the Executive Chairman) shall not exceed the maximum amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time ("Compensation of Directors Regulations").

26.	Directors may be granted equity-based compensation in accordance with the principles detailed in this Policy, and subject to the provisions of the Companies Law and the regulations thereunder.

27.
Optibase's external and independent Directors may be entitled to reimbursement of expenses in accordance with the Compensation of Directors Regulations. Optibase’s Directors, excluding external and independent Directors, may be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. Optibase may provide advance payments to its Directors in connection with work-related expenses.

~~27.~~28	Directors may provide Optibase with additional services, not relating to their service as directors, at a total consideration which shall not exceed Euro 50,000 per annum.

I. Miscellaneous

~~28.~~29.
This Policy is designed solely for the benefit of Optibase. Nothing in this Compensation Policy shall be deemed to grant any of Optibase’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements.

~~29.~~30.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.

~~30.~~31.
This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.

~~31.~~32.
In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with Optibase’s compensation to its Executive Officers and Directors, Optibase may elect to act pursuant to such relief without regard to any contradiction with this Policy.

~~32.~~33.
The Compensation Committee and Board may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

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